UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Dietz, Charles Alex
   1 Information Way
   Little Rock, AR  72202

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/18/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Solutions and Products Leader

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)   5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)         Securities         Indirect
                                              Date        Code                   A            Beneficially   D   Beneficial
                                              (Month/                            or           Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price     End of Month   I
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Common Stock, $.10 Par Value                  02/06/03    J        224.4674 (1)  A  $12.6225                 D  Direct
Common Stock, $.10 Par Value (2)              02/14/03    M        38,244.0000   A  $3.1250                  D  Direct
Common Stock, $.10 Par Value (2)              02/14/03    M        43,632.0000   A  $4.6875                  D  Direct
Common Stock, $.10 Par Value (2)              02/14/03    M        97,800.0000   A  $6.2500                  D  Direct
Common Stock, $.10 Par Value                  02/14/03    F        64,104.0000   D  $14.5900  325,258.0769   D  Direct
Common Stock, $.10 Par Value                                                                  20,671.1040    I  by Managed Account 1
Common Stock, $.10 Par Value                                                                  3,407.6440     I  by Managed Account 2
Common Stock, $.10 Par Value                                                                  1,041.4080     I  by Managed Account 3
Common Stock, $.10 Par Value                                                                  29.5230        I  by Managed Account 4
Common Stock, $.10 Par Value                  02/06/03    J        54.4932 (1)   A  $12.6225  13,248.2756    I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $3.1250         02/14/03       M                          38,244.0000      (3)          02/22/03
(right to buy) (2)
Non-Qualified Stock Option     $4.6875         02/14/03       M                          43,632.0000      (3)          02/22/03
(right to buy) (2)
Non-Qualified Stock Option     $6.2500         02/14/03       M                          97,800.0000      (3)          02/22/03
(right to buy) (2)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     02/14/03  Common Stock, $.10 Par Value   38,244.0000               0.0000        D   Direct
(right to buy) (2)
Non-Qualified Stock Option     02/14/03  Common Stock, $.10 Par Value   43,632.0000               0.0000        D   Direct
(right to buy) (2)
Non-Qualified Stock Option     02/14/03  Common Stock, $.10 Par Value   97,800.0000               0.0000        D   Direct
(right to buy) (2)

Explanation of Responses:

(1)
These shares were acquired through participation in the Company's 16b-3 qualified Employee Stock Purchase Plan.
(2)
This option has a tandem tax withholding right.
(3)
This option vests incrementally over a 9-year period beginning 2/23/93 and ending 2/23/2002.  Date of grant is 2/23/93.

SIGNATURE OF REPORTING PERSON

By: /s/ Catherine L. Hughes, Attorney-in-Fact
   -------------------------------------------
    For: Charles A. Dietz

DATE: 02/18/03